August 4, 2022

Attn:  Thomas Jones; Jay Ingram; Heather Clark & Melissa Gilmore

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Hempacco Co., Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed July 25, 2022 File No. 333-263805

Ladies and Gentlemen:

Hempacco Co., Inc. (the “Company” or “Hempacco”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 2, 2022, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, the Company has amended the Company’s registration statement, the Company respectfully submits the following responses to such comments:

1.       Please revise the disclosure in this new risk factor to highlight the extent to which the selling shareholders acquired the securities in the company at a price below the initial public offering price and describe how you determined the proposed public offering price in light of the fact that you recently sold securities in private transactions at a significant discount to the public offering price.

Response:  We have revised accordingly.

2.      Please ensure that the disclosures in your Principal Shareholders table and your Selling Stockholder tables are consistent. For example, it appears from the Selling Stockholder table in your Resale Prospectus that Nery's Logistics, Inc. is the beneficial owner of 2,000,000 shares of your common stock. However, Nery's Logistics, Inc. is not mentioned in the Principal Shareholders table in your Public Offering Prospectus.

Response:  We have revised accordingly.

3.       Please identify the natural person or persons having voting/and or investment control over Nery's Logistics, Inc.

Response:  We have done so.

4.      We note that you entered into agreements for two joint ventures in 2022 with CCCC and Stick-It Labs. As these are joint venture agreements where other parties continue to hold ownership percentages and ASC 805-10-15-4a specifically states that ASC 805 does not apply to the formation of joint ventures, it is unclear how these meet the definition of business combinations under ASC 805. Further, your financial statements do not appear to reflect these as business combinations. In this regard, please revise your financial statements to expense these costs as noted in our previous comment 7.

Response:  We have revised accordingly.

5.       Please revise the disclosure in the Selling Stockholders section of your Resale Prospectus to indicate the nature of any position, office, or other material relationship which the selling stockholders has had with within the past three years with the registrant or any of its predecessors or affiliates.

Response:  We have revised accordingly and note that (i) other than as disclosed none of the selling shareholders have any relationship with us and our affiliates, and (ii) while Mr. Piancone was previously an employee of Nery’s Logistics, Inc., he has had no relationship with it in over three years.

Thank you for your assistance and review.

Sincerely,

Hempacco Co., Inc.

/s/ Sandro Piancone

Sandro Piancone

President and Chief Executive Officer